Exhibit 1

KongZhong Corporation Reports Second Quarter 2014 Unaudited Financial Results

BEIJING, China - August 27, 2014 - KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

● Total revenues were US$ 57.87 mn, an increase of 16.7% from the first quarter of 2014 and 32.8% from the same period last year, in line with the guidance range of US$ 57.5 mn to US$ 58.5 mn.

● Total gross profit was US$ 24.50 mn, an increase of 5.1% from the first quarter of 2014 and 37.2% from the same period last year, in line with the guidance range of US$ 24.0 mn to US$ 25.0 mn.

● Net income was US$ 0.07 mn, beating the guidance loss range of US$ 0.5 mn to US$ 1.5 mn. Diluted net income per American Depositary Shares ("ADS") was US$ 0.00.

● Non-GAAP net income was US$ 1.45 mn, exceeding the break even guidance. Non-GAAP diluted net income per ADS was US$ 0.03 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

● As of June 30, 2014, the Company had US$ 230.58 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 5.07 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash.

The Company's Chairman and Chief Executive Officer, Leilei Wang said, "In 2Q14, we successfully released Guild Wars 2 and World of Warplanes to Chinese players and have established a strong long-term operating strategy to become a leader in the Chinese PC game market through the War Saga Brand, Guild Wars 2 and our other differentiated PC games under development. In mobile games, we expect to bring 5 key titles to market in the coming months across 4 main areas, namely (1) licensed mobile games from high-quality partners from Japan and Korean markets in the Puzzle RPG and Action RPG genres (2) Cross border co-development with an experienced Korean mobile game developer, in the Action RPG genre and (3) A self-developed game in the next generation RTS genre and (4) and a self-developed RPG title based upon the 'Kuiba' animated movies series IP. I believe KZ will continue to development positively in the future as a leading and differentiated online game company."

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	Three Months Ended
	June 30,	March 31,	June 30,
	2013	2014	2014
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	43,581	49,607	57,870
Internet Games	23,616	25,079	32,022
Mobile Games	3,737	8,112	10,537
WVAS	16,228	16,416	15,311

Sales Tax	1,582	652	503
Internet Games	1,337	317	277
Mobile Games	41	42	33
WVAS	204	293	193

Cost of Revenue	24,149	25,637	32,871
Internet Games	11,115	12,073	16,126
Mobile Games	2,186	4,050	5,933
WVAS	10,848	9,514	10,812

Gross Profit	17,850	23,318	24,496
Internet Games	11,164	12,689	15,619
Mobile Games	1,510	4,020	4,571
WVAS	5,176	6,609	4,306

Gross Margin	41%	47%	42%
Internet Games	47%	51%	49%
Mobile Games	40%	50%	43%
WVAS	32%	40%	28%

Revenues

Total revenues for the second quarter of 2014 were US$ 57.87 mn, an increase of 16.7% from the first quarter of 2014 and 32.8% from the same period of last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 32.02 mn in the second quarter of 2014, an increase of 27.7% from the first quarter of 2014 and 35.6% from the same period of last year. The increase in Net Game revenues was mainly due to the new launch of Guild War 2 and World of Warplane.

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For the second quarter of 2014, mainland China online game operations achieved average monthly active users (“MAUs”) of 2.6 mn and aggregated monthly paying accounts (“APAs”) of 427k with monthly average revenue per user (“ARPU”) of RMB 152. The increase in 2Q14 mainland China online game operations metrics were due to the contribution of new users from Guild Wars 2 and World of Warplanes.

	Three Months Ended
	June 30, 2013		March 31, 2014		June 30, 2014
MAU	1,741	k	1,696	k	2,616	k
APA	291	k	280	k	427	k
ARPU	165		181		152

Internet game revenues made up 55.3% of total revenues in the second quarter of 2014.

Mobile Games Revenues

Total mobile game revenues were US$ 10.54 mn, a 29.9% increase from the first quarter of 2014, and a 182.0% increase from the same period of last year.

Total mobile game revenues made up 18.2% of total revenues in the second quarter of 2014.

WVAS Revenues

WVAS revenues were US$ 15.31 mn, a 6.7% decrease from the first quarter of 2014, and a 5.7% decrease from the same period of last year.

WVAS made up 26.5% of total revenues in the second quarter of 2014.

Gross Profit

Total gross profit for the second quarter of 2014 was US$ 24.50 mn, a 5.1% increase from the first quarter of 2014 and a 37.2% increase from the same period last year.

Total gross margin was 42.3% in the second quarter of 2014.

Internet Game Gross Profit

Internet game gross profit was US$ 15.62 mn, a 23.1% increase from the first quarter of 2014. Internet game gross margin was 48.8% compared to 50.6% in the first quarter of 2014.

Mobile Game Gross Profit

Mobile games gross profit was US$ 4.57 mn, a 13.7% increase from the first quarter of 2014. Mobile games gross margin was 43.4% compared to 49.6% in the first quarter of 2014.

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The decline in mobile games gross margins was due to increased contribution from carrier billing channel revenues which have lower margins than other billing channels.

WVAS Gross Profit

WVAS gross profit was US$ 4.31mn, a 34.8% decrease from the first quarter of 2014. WVAS gross margin was 28.1% compared to 40.3% in the first quarter of 2014 and 31.9% from the same period last year. The decrease in WVAS gross margins was mainly attributed to the increase of revenue sharing costs to our media and distribution partners in the second quarter of 2014 compared to 1Q14.

Operating Expenses

Total operating expenses in the second quarter of 2014 were US$ 25.98 mn compared to US$ 15.04 mn in the first quarter of 2014.

Product development expenses in the second quarter of 2014 were US$ 6.51 mn compared to US$ 5.93 mn in the first quarter of 2014. The increase in product development expenses were due to the slight increase of game operation team staff costs.

Sales and marketing expenses in the second quarter of 2014 were US$ 16.01 mn compared to US$ 6.74 mn in the first quarter of 2014. The increase in 2Q14 marketing expenses were related to promotional activities associated with the commercial release of Guild Wars 2, the commercial release of World of Warplanes and the marketing of the War Saga brand.

General and administrative expenses in the second quarter of 2014 were US$ 3.46 mn compared to US$ 2.36 mn in the first quarter of 2014. The increase in G&A was partly due to higher stock based compensation expenses.

The Company’s total headcount remained stable in the second quarter of 2014 at 1,201 staff compared to 1,116 staff at the end of the first quarter of 2014.

Earnings

US GAAP net income and diluted income per ADS were US$ 0.07 mn and US$ 0.00, respectively. Non-GAAP net income and earnings per ADS were US$ 1.45 mn and US$ 0.03, respectively.

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Total ADS on a diluted basis outstanding during the second quarter of 2014 were 47.31 mn, compared to 47.03 mn outstanding during the first quarter of 2014.

For the purpose of earnings per share calculation	Number during three months ended March 31, 2014	Number during three months ended June 30, 2014
ADS (in mns)	45.39	45.52
Add: Dilution impact from options and nonvested shares	0.54	0.56
Warrants issued to business partners	1.10	1.23
ADS on diluted basis	47.03	47.31

Balance Sheet

As of June 30, 2014, the Company had US$ 230.58 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 5.07 per ADS in in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash.

Investment in Ourgame

In the first quarter 2014, the Company invested RMB 100 mn in Ourgame International Holdings Limited (“Ourgame” also known as “LianZhong”). On June 30, 2014, Ourgame has successfully listed on the Hong Kong Stock Exchange under the stock code "6899.HK".

The market value of this long-term investment was about US$ 28.44 mn at the end of the second quarter of 2014 compared to our holding cost of roughly US$ 16.38 mn at the end of the second quarter of 2014. The fair value of this investment was recorded under available-for-sale securities, and the gain of US$ 12.06 mn was recorded under Other Comprehensive Income.

Business Outlook (For the third quarter ending September 30, 2014)

The Company expects total revenues for the third quarter of 2014 to be within the range of US$ 64 mn to US$ 65 mn. The Company expects total gross profit to be within the range of US$ 26 mn to US$ 27 mn. We expect net income to be US$ 9 mn to US$ 10 mn and Non-GAAP net income is expected to be US$ 10 mn to US$ 11 mn.

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Conference Call

KongZhong’s management will hold a conference call and webcast to discuss the results at 7:30 PM Eastern Daylight Time (EDT) on Wednesday, August 27, 2014 (7:30 AM Beijing/Hong Kong time, Thursday, August 28, 2014)

The conference call will be available live via webcast on the Investor Relations section of KongZhong’s website at http://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

The company welcomes all interested parties to participate in the live conference call. The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- Hong Kong Toll Free Dial-in Number: 800 930 346

- Hong Kong Dial-in Number: +852 2475 0994

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6723 9381

Passcode: 84141367

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com.

A dial-in replay of the conference call will be available until September 4, 2014:

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Mainland China Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

Passcode: 84141367

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

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KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

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KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Liddy Li

Investor Relations

Tel.: (+86-10) 8857.6000

E-mail:ir@kongzhong.com

Media Contact

Xingran Chen

Public Relations

Tel.: (+86-10) 8857.6000

E-mail:chenxingran@kongzhong.com

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2013	2014	2014

Revenues	43,581	49,607	57,870
Sales tax	1,582	652	503
Net revenues	41,999	48,955	57,367

Cost of revenues	24,149	25,637	32,871

Gross profit	17,850	23,318	24,496

Operating expenses
Product development	6,455	5,934	6,510
Sales and marketing	4,644	6,737	16,009
General and administrative	2,166	2,364	3,463
Total operating expenses	13,265	15,035	25,982

Government subsidy	652	194	267

Income (loss) from operations	5,237	8,477	(1,219)

Interest income	1,431	2,269	1,751
Interest expense	36	-	-
Imputed interest on long-term liabilities	150	150	150
Exchange gain (loss)	221	(348)	(316)
Income before tax expense	6,703	10,248	66
Income tax expense	191	298	-
Net income	6,512	9,950	66

Earnings per ADS, basic	0.16	0.22	0.00
Earnings per ADS, diluted	0.15	0.21	0.00

Weighted average ADS outstanding (million)	41.93	45.39	45.52
Weighted average ADS used in diluted EPS calculation (million)	42.96	47.03	47.31

Net income	6,512	9,950	66
Other comprehensive income (loss)	4,084	(2,799)	10,561
Total comprehensive income (loss)	10,596	7,151	10,627

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of June 30,	As of March 31,	As of June 30,
	2013	2014	2014
Assets
Current assets
Cash and cash equivalents	69,676	118,303	68,506
Term deposits	16,851	4,716	5,021
Available-for-sale securities	-	-	28,444
Held-to-maturity securities	57,694	42,283	92,045
Accounts receivable (net)	19,246	19,526	23,245
Restricted cash	10,520	-	-
Other current assets	6,157	8,936	8,093
Total current assets	180,144	193,764	225,354

Non-current assets
Rental deposits	517	629	890
Intangible assets (net)	80,633	78,127	74,223
Property and equipment (net)	4,699	7,076	7,048
Long-term investments	4,000	18,380	2,000
Goodwill	89,140	89,575	89,497
Restricted cash	36,415	36,591	36,560
Total non-current assets	215,404	230,378	210,218
Total assets	395,548	424,142	435,572

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $42,505, $39,438 and $35,003 as of June 30, 2013, March 31, 2014 and June 30, 2014, respectively)	42,605	39,460	35,016
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $2,854, $2,958 and $15,954 as of June 30, 2013, March 31, 2014 and June 30, 2014, respectively)	3,057	2,987	15,984
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,932, $11,062 and $16,523 as of June 30, 2013, March 31, 2014 and June 30, 2014, respectively)	20,972	21,095	22,427
Total current liabilities	66,634	63,542	73,427

Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $18,984, $19,410 and $9,560 as of June 30, 2013, March 31, 2014 and June 30, 2014, respectively)	18,984	19,410	9,560
Total liabilities	85,618	82,952	82,987
Shareholders’ equity	309,930	341,190	352,585
Total liabilities and shareholders’ equity	395,548	424,142	435,572

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Six Months Ended
	June 30,	June 30,
	2013	2014
Cash Flows From Operating Activities
Net income	13,317	10,016
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,042	5,567
Imputed interest on long-term liabilities	300	300
Impairment loss on intangible assets	251	-
Share-based compensation	1,000	1,101
Changes in operating assets and liabilities	1,425	12,358
Net Cash Provided by Operating Activities	19,335	29,342

Cash Flows From Investing Activities
Purchase of intangible assets	(1,080)	(98)
Purchase of term deposits	(16,583)	(2,479)
Proceeds from disposal of term deposits	-	1,868
Long-term investment	-	(16,380)
Purchase of held-to-maturity securities	(162,117)	(134,372)
Proceeds from disposal of held-to-maturity securities	122,358	93,858
Purchase of property and equipment	(2,521)	(2,857)
Restricted cash	(10,351)	-
Net Cash Used in Investing Activities	(70,294)	(60,460)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	55	429
Deferred payments for acquisition of business	(3,000)	-
Deferred payments for intangible assets	(5,463)	(23,405)
Repurchase of ordinary shares	(10,124)	(12)
Proceeds from exercise of warrants	17,820	-
Proceeds from bank borrowing	9,000	-
Repayment of bank borrowing	(9,057)	-
Net Cash Used in Financing Activities	(769)	(22,988)

Effect of foreign exchange rate changes	709	(816)

Net decrease in Cash and Cash Equivalents	(51,019)	(54,922)
Cash and Cash Equivalents, Beginning of Period	120,695	123,428
Cash and Cash Equivalents, End of Period	69,676	68,506

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2013	2014	2014
GAAP net income	6,512	9,950	66
Share-based compensation	444	333	768
Imputed interest on long-term liabilities	150	150	150
Amortization of intangibles	717	180	462
Non-GAAP net income	7,823	10,613	1,446

Weighted average ADS used in diluted EPS calculation (million)	42.96	47.03	47.31
Non-GAAP diluted net income per ADS	0.18	0.23	0.03

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